SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on August 16, 2019 with the Securities and Exchange Commission (the “SEC”) by Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share equal to $19.75, net to the holder of such Shares in cash, without interest, and subject to any withholding of taxes required by applicable law (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on August 16, 2019, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated August 16, 2019 (the Offer to Purchase and the related Letter of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The seventeenth paragraph under the header “Background of the Offer and the Merger” is hereby replaced with the following:

“Representatives of Morgan Stanley then joined the meeting. The representatives of Morgan Stanley reviewed with the Special Committee the analyses and investigation undertaken by Morgan Stanley since the receipt of the April 23 Proposal. The representatives of Morgan Stanley then provided an update regarding the previously announced offer by NASCAR to acquire the outstanding shares of ISC not already owned by the controlling stockholders of NASCAR and noted that, while the timing of resolution of the NASCAR offer remained unknown, the NASCAR offer could, for the reasons discussed above, be a notable data point for a potential transaction with Parent if the resolution became known. The representatives of Morgan Stanley then reviewed with the Special Committee the 5-year long-range plan prepared by the Company’s management as of April 2019 (the “Management LRP”), which Company management had explained assumed, among other things, an approximately 2% top-line revenue growth rate through the projected period and renewal of the NASCAR sanction agreement for 2021 and beyond such that NASCAR broadcasting revenue growth continues at approximately 4% growth annually through the projection period. Morgan Stanley noted that management of the Company had stated that the Company updated the Management LRP on a regular basis (typically quarterly), that the Management LRP was reviewed, but not approved, by the Board on a regular basis and that the Management LRP had not been prepared solely for use in connection with the proposed transaction being discussed by the Special Committee. The representatives of Morgan Stanley also discussed with the Special Committee a comparison of the Management LRP to the financial forecasts prepared by Wells Fargo Securities, LLC research analysts (the “Equity Research Case”), and the Special Committee and the advisors discussed that such financial forecasts were generally consistent with the Management LRP.  For additional information regarding the Equity Research case, see the section entitled “Opinion of the Special Committee’s Financial Advisor.” Representatives of Morgan Stanley noted that the only other equity research analyst that had published projections about the Company had not refreshed such projections since May 2018 and that, accordingly, Morgan Stanley relied on the Equity Research Case. The members of the Special Committee observed that the Management LRP was consistent with the long-term plans that had previously been presented to the Board before the delivery of the February 12 Letter. A discussion ensued, following which the Special Committee concluded that it was reasonable for Morgan Stanley to (and directed Morgan Stanley to) rely on the Management LRP for purposes of Morgan Stanley’s financial analyses.”

(2) The twenty-sixth paragraph under the header “Background of the Offer and the Merger” is hereby amended by inserting the following sentence at the end thereof:

“None of Parent, any members of the Smith Family on behalf of Parent, or the Company had any discussions with representatives of NASCAR, ISC or members of the France family regarding the Parent Transaction prior to the public announcement thereof.”

(3) The twenty-eighth paragraph under the header “Background of the Offer and the Merger” is hereby replaced with the following:

“The Special Committee then discussed next steps, including a potential response to Parent’s April 23 Proposal and, in light of the lack of inbound inquiries from third parties regarding a potential alternative acquisition transaction with the Company since the May 20 press release, the advantages and disadvantages of making outbound inquiries to further explore the possibility of a potential alternative acquisition transaction other than the Parent Transaction. Following further discussion, the Special Committee determined to reject the April 23 Proposal and directed Morgan Stanley to contact the four media and entertainment companies identified in Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company with the SEC on August 16, 2019 that, based on the discussion with the Special Committee, were considered the most likely to have an interest in pursuing a potential transaction with the Company. The Special Committee further determined that, although it would not make a counterproposal with respect to price when rejecting the April 23 Proposal, it would signal that it would be willing to consider a meaningfully increased proposal if Parent were to make one in the near term.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 10, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name: Michael D. Burch
Title: Senior Vice President and Chief Strategy Officer